UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM N-CR

CURRENT REPORT

MONEY MARKET FUND MATERIAL EVENTS

Part A: General information

Item A.1	Report for June 17, 2016.

Item A.2	CIK Number of registrant: 0000844779

Item A.3	EDGAR Series Identifier: S000001514

Item A.4	Securities Act File Number: 33-26305

Item A.5	Name, e-mail address, and telephone number of the person authorized to receive information and respond to questions about this Form N-CR:

Charles Park	Charles.park@blackrock.com	212-810-8181

Part B: Default or event of Insolvency of portfolio security issuer

Not Applicable

Part C: Provision of financial support to fund

Item C.1	Description of nature of support: Capital contribution made in anticipation of the liquidation of BlackRock U.S. Treasury Money Market Portfolio (the “Fund”), a series of BlackRock Funds.

Item C.2	Person providing support: BlackRock Financial Management, Inc.

Item C.3	Brief description of relationship between the person providing support and the fund:
BlackRock Financial Management, Inc. is an affiliate of BlackRock Advisors, LLC, the investment advisor for the Fund.

Item C.4	Date support provided: June 16, 2016

Item C.5	Amount of support: $27,250

Item C.6	Security supported (if applicable). Disclose the name of the issuer, the title of the issue (including coupon or yield, if applicable) and at least two identifiers, if available (e.g., CUSIP, ISIN, CIK, LEI): Not Applicable.

Item C.7	Value of the security supported on date support was initiated (if applicable): Not Applicable.

Item C.8	Brief description of reason for support: The Fund is liquidating, and a capital contribution is being made in an amount equal to the difference between the Fund’s net assets and the net asset value of shares outstanding on the contribution date.

Item C.9	Term of support: One time contribution in anticipation of the liquidation.

Item C.10	Brief description of any contractual restrictions relating to support: Not Applicable.

Part D: Deviation between current net asset value per share and intended stable price per share

Not Applicable.

Part E: Imposition of liquidity fee

Not Applicable.

Part F: Suspension of fund redemptions

Not Applicable.

Part G: Removal of liquidity fees and/or resumption of fund redemptions

Not Applicable.

Part H: Optional disclosure

Not Applicable.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BlackRock Funds
(Registrant)

Date	6/17/16

/s/ Neal J. Andrews
Neal J. Andrews Chief Financial Officer